SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No   X

UPM-Kymmene Corporation Stock Exchange Release July 30, 2004 09:00

UPM sells Brooks Group in Ireland to Wolseley

UPM has signed an agreement on the sale of the Irish building materials merchant, Brooks Group Limited, to Wolseley Group for EUR 213 million. The transaction is expected to be concluded during the third quarter of 2004. The deal is subject to regulatory approval in Ireland. UPM estimates the profit on sale of business to be approx. EUR 100 million.

With the deal, UPM implements the new distribution strategy for the company’s wood products in the Irish market. “We aim to concentrate on sales to the merchant chains and major industrial end users instead of being a distributor ourselves in the Irish market. UPM intends to maintain a good trading relationship with Brooks under its new ownership,” says Harald Finne, President of the Wood Products Division. The personnel of Brooks Group will continue under the new owner.

Brooks Group is the leading builders’ merchant chain for wood based products in Ireland. In 2003, the company’s turnover was EUR 195 million, and it employs 430 people. UPM acquired Brooks in 1981 and developed the company over the years into a strong nation wide distributor operating 18 branches in the Republic of Ireland and in Northern Ireland. “For many years, the company has enjoyed a buoyant business environment, resulting in Brooks Group’s excellent performance and growth”, says Kari Makkonen of UPM, Chairman of the Board of Brooks Group Limited.

The British company Wolseley plc is the world’s number one distributor of heating and plumbing products and is a leading supplier of builders’ products to the professional market. In 2003, the company reached a turnover of EUR 13 billion, operating in 13 countries in Europe and North America. Wolseley operates nearly 3,500 branches and employs some 47,000 people world wide.

For further information please contact:

Mr Harald Finne, President, UPM, Wood Products Division, tel. +358 40 519 1951

Mr Kari Toikka, UPM, Executive Vice President and CFO, tel. +358 204 15 0014

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

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New York Stock Exchange

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations